(d)(1)(iv)

March 2, 2015

Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

Effective March 2, 2015, Victory Capital Management Inc. (“Victory”) was added as a sub-adviser to the Voya Multi-Manager International Small Cap Fund (the “Fund”), resulting in a reduction in the blended sub-advisory rate payable by Voya Investments, LLC on behalf of the Fund.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Fund with a corresponding reduction, if a benefit exists, based upon the aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund (the “Reduction”) for the period from March 2, 2015 through March 1, 2017. The Reduction shall be calculated as follows:

Reduction = 50% x (aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund prior to the March 2, 2015 addition of Victory (the “Expense Reduction”) — the aggregate blended sub-adviser fee rates after the Expense Reduction).

Notwithstanding the foregoing, termination or modification of this letter requires approval of the Board of Trustees of Voya Mutual Funds.

Please indicate your agreement to this reduction by executing below in the place indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC
Agreed and Accepted:
Voya Mutual Funds
(on behalf of the Fund)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President